[registered logo]
                                      BARON
                                     CAPITAL
                                      GROUP


February 14, 2006

VIA EDGARLINK

Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

                    RE:  Schedule 13G

Dear Sirs:

Attached for filing pursuant to Rule 13d-1(b)(1) of the Exchange Act is a copy of Schedule 13G with respect to ProQuest Company, on behalf of Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc., and Ronald Baron.

Very truly yours,

/s/ Linda S. Martinson
_______________________
    Linda S. Martinson
    Vice President and General Counsel


LSM/ms
enc.

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